China Digital TV Announces Unaudited Second Quarter 2011 Results

BEIJING, China, August 15, 2011 — China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Highlights for the Second Quarter 2011

●	Net revenues in the second quarter of 2011 were US$24.7 million, representing a 29.2% increase from the same period in 2010 and a 28.0% increase from the first quarter of 2011.

●
China Digital TV shipped approximately 4.64 million smart cards in the second quarter of 2011, compared to 3.61 million shipped in the same period in 2010 and 3.63 million smart cards shipped in the first quarter of 2011.

●	Gross margin in the second quarter of 2011 was 81.4%, compared to 78.7% in the same period in 2010 and 79.5% in the first quarter of 2011.

●	Diluted earnings per American depositary share (one ADS representing one ordinary share), or ADS, in the second quarter of 2011 were US$0.19, compared to US$0.15 in the same period in 2010.

“We are pleased to report that China Digital TV has delivered another solid quarter, with strong market demand for our advanced CA products driving revenue growth,” said Mr. Jianhua Zhu, China Digital TV’s chairman and chief executive officer. “Cable operators in China remain focused on accelerating the ongoing process of consolidation and investing in digitalization projects. In particular, the most significant demand increases came from several provinces, including Jiangxi, Guizhou and Sichuan. We believe China Digital TV’s industry leadership and superior execution has enabled us to deliver faster than market growth.”

Mr. Zhu continued, “For the second half of the year, we expect steady momentum in smart card demand. As always, we are confident we will maintain our position as the leading provider in our market. In parallel, we remain committed to the research and development of our next generation products and services, and are making significant headway in preparing for the next wave of growth in China’s TV industry.”

Mr. Zhenwen Liang, China Digital TV’s chief financial officer, commented, “In addition to enhancing the execution and profitability of our core CA business, China Digital TV is focused on investing in long-term sustainable growth, and we have a number of exciting new initiatives under development.”

Second Quarter 2011 Results

(Note: Unless otherwise stated, all financial statement measures stated in this press release are based on U.S. GAAP.)

In the second quarter of 2011, China Digital TV had net revenues of US$24.7 million, an increase of 29.2% from the second quarter of 2010 and an increase of 28.0% from the first quarter of 2011. The year-over-year and quarter-over-quarter increases in net revenues were primarily due to increases in revenues from smart card sales.

Revenue Breakdown

	For the three months ended
	June 30,	March 31,	June 30,
	2011	2011	2010
	(in U.S. dollars, in thousands)
Products:
Smart Cards	$23,528	$18,310	$18,260
Other products	293	112	185
Subtotal	23,821	18,422	18,445
Services:
Head-end system integration	534	557	381
Head-end system development	217	114	73
Licensing income	428	326	253
Royalty income	111	175	70
Other service	1	2	1
Subtotal	1,291	1,174	778
Total revenues	$25,112	$19,596	$19,223

Revenues from smart cards and related products were US$23.8 million in the second quarter of 2011, an increase of 29.1% from the same period in 2010 and an increase of 29.3% from the first quarter of 2011. Sales of smart cards and related products accounted for 94.9% of total revenues in the second quarter of 2011, up from 94.0% in the first quarter of 2011. The year-over-year and quarter-over-quarter increases were primarily due to increases in the volume of smart card shipments.

In the second quarter of 2011, revenues from the Company’s top five customers accounted for 31.2% of total revenues, compared to 23.5% in the first quarter of 2011.

Revenues from services were US$1.3 million in the second quarter of 2011, an increase of 65.9% from the same period in 2010 and an increase of 10.0% from the first quarter of 2011. Service revenues accounted for 5.1% of total revenues in the second quarter of 2011. The year-over-year increase was primarily due to an increase in head-end system integration revenues and licensing income. The quarter-over-quarter increase was largely due to increases in system development revenues and licensing income.

Gross profit in the second quarter of 2011 was US$20.1 million, an increase of 33.6% from the same period in 2010 and an increase of 31.0% from the first quarter of 2011. Gross margin, which is equal to gross profit divided by net revenues, was 81.4% in the second quarter of 2011, compared to 78.7% in the same period in 2010 and 79.5% in the first quarter of 2011. The year-over-year increase in gross margin was primarily due to the margin improvements in the smart card business, and an increase in profitability of the system integration business. The quarter-over-quarter increase in gross margin was primarily due to an increase in average selling price (“ASP”) and a decrease in non-chip costs of smart cards.

In the second quarter of 2011, the ASP of smart cards increased by 0.5% compared to the first quarter of 2011. In addition, the unit cost of smart cards decreased by 14.8% compared to the first quarter of 2011.

Operating expenses in the second quarter of 2011 were US$7.6million, an increase of 23.5% from the same period in 2010 and an increase of 6.9% from the first quarter of 2011.

● Research and development expenses for the second quarter were US$3.0 million, an increase of 9.0% from the same period in 2010 and an increase of 16.6% from the first quarter of 2011. The year-over-year and quarter-over-quarter increases were primarily attributable to the increased average salaries of research and development staff and share-based compensation expenses relating to options granted to employees in the second quarter of 2011.

● Selling and marketing expenses for the second quarter were US$2.4 million, an increase of 19.9% from the same period in 2010 and a decrease of 13.1% from the first quarter of 2011. The year-over-year increase was mainly attributable to the increased average salaries of sales and marketing staff, and increased level of marketing activities. The quarter-over-quarter decrease was primarily due to a decrease in expenses for marketing activities.

● General and administrative expenses for the second quarter were US$2.2 million, an increase of 57.2% from the same period in 2010 and an increase of 24.1% from the first quarter of 2011. The year-over-year and quarter-over-quarter increases were mainly due to increases in share-based compensation expenses relating to options granted to employees in the second quarter of 2011.

Income from operations in the second quarter of 2011 was US$12.5million, a 40.6% increase from the same period in 2010 and a 51.8% increase from the first quarter of 2011.

Operating margin, defined as income from operations divided by net revenues, in the second quarter of 2011 was 50.6%, compared to 46.5% in the same period in 2010 and 42.6% in the first quarter of 2011.

Income tax expenses in the second quarter of 2011 were US$2.6 million, compared to income tax expenses of US$1.2 million in the same period of 2010 and of US$1.6 million in the first quarter of 2011. The year-over-year and quarter-over-quarter increases were primarily due to increases in taxable income.

Net income attributable to China Digital TV Holding Co., Ltd., in the second quarter of 2011 was US$11.3 million, an increase of 28.2% from the same period of 2010 and an increase of 42.6% from the first quarter of 2011.

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd., defined as net income excluding certain non-cash expenses, including share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, impairment loss of cost method investment and withholding tax expenses, in the second quarter of 2011 was US$12.6 million, an increase of 38.1% from the same period in 2010 and an increase of 48.0% from the first quarter of 2011. For more information on these non-GAAP financial measures, please see the tables captioned "Reconciliations of non-GAAP measures" set forth at the end of this release.

Balance Sheet and Cash Flow

As of June 30, 2011, China Digital TV had cash and cash equivalents, bank deposit maturing over three months, restricted cash and short-term investments totaling US$222.2 million. In the second quarter of 2011, cash flow generated from operations was approximately US$2.5 million.

Cash Dividend

In May 2011, China Digital TV declared a special cash dividend of US$0.56 per share on the Company's ordinary shares. Each of the Company's American depositary shares represents one ordinary share. This is the third time that the Company declared dividends to its shareholders since its initial public offering and listing on the NYSE in 2007. The dividend is expected to be paid on or around December 30, 2011.

Business Outlook

Based on information available as of August 15, 2011, China Digital TV expects smart card shipments for the third quarter of 2011 to be between 4.5 million and 4.7 million. Net revenues for the third quarter of 2011 are expected to be between US$24.01 million and US$25.01 million, which would represent a year-over-year increase between 14% and 18%.

Conference Call Information

The Company will hold an earnings conference call at 8:00 p.m. on Monday, August 15, 2011 Eastern Time (8:00 a.m. on Tuesday, August 16, Beijing/Hong Kong Time).

Conference Call Dial-in Information

United States Toll Free:	+1-866-825-3209
International:	+1-617-213-8061
Hong Kong:	+852-3002-1672
China Toll Free:	+10-800-130-0399

Passcode:  China Digital TV Earnings Call

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the call will be available for one week between 11:00 p.m. on August 15, 2011 and 11:00 p.m. on August 22, 2011 Eastern Time.

Replay Information

United States:	+1-888-286-8010
International:	+1-617-801-6888

Passcode:	55362116

Additionally, a live and archived webcast of this conference call will be accessible through the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the third quarter of 2011 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For more information please visit the Investor Relations section of China Digital TV’s website at http://ir.chinadtv.cn. The information contained in that website is not a part of this announcement.

For investor and media inquiries, please contact:

In China:

Nan Hao
China Digital TV
Tel:   +86.10.6297.1199 x9780
Email: ir@chinadtv.cn

Josh Gartner
Brunswick Group LLC
Tel:   +86.10.5960.8600
Email: chinadigital@brunswickgroup.com

In the Unitet States:

Kate Tellier
Brunswick Group LLC
Tel:   +1.212.706.7879
Email: ktellier@brunswickgroup.com

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations
( in U.S. dollars in thousands, except share data )

	June 30,	March 31,	June 30,
	2011	2011	2010

Revenues:
Products	$23,821	$18,422	$18,445
Services	1,291	1,174	778
Total revenues	25,112	19,596	19,223
Business taxes	(395)	(279)	(94)
Net revenues	24,717	19,317	19,129

Cost of Revenues (including share-based compensation of $11, $1 and $3 for second quarter of 2011, first quarter of 2011 and second quarter of 2010, respectively):
Products	(3,845)	(3,471)	(3,482)
Services	(756)	(490)	(588)
Total Cost of Revenues	(4,601)	(3,961)	(4,070)
Gross Profit	20,116	15,356	15,059

Operating expenses:
Research and development expenses (including share-based compensation of $202, $3 and $113 for second quarter of 2011, first quarter of 2011 and second quarter of 2010, respectively)	(3,010)	(2,581)	(2,762)
Selling and marketing expenses (including share-based compensation of $104, $60 and $103 for second quarter of 2011, first quarter of 2011 and second quarter of 2010, respectively)	(2,408)	(2,771)	(2,009)
General and administrative expenses (including share-based compensation of $839, $398 and $44 for second quarter of 2011, first quarter of 2011 and second quarter of 2010, respectively)	(2,201)	(1,774)	(1,400)
Total Operating Expenses	(7,619)	(7,126)	(6,171)

Income from operations	12,497	8,230	8,888

Interest income	1,380	1,587	1,414
Interest expense	(363)	-	-
Gain (loss) from forward contract	575	-	-
Other income/(expense)	(43)	5	(199)
Income before income tax	14,046	9,822	10,103
Income tax benefits / (expenses)
Income tax-current	(2,917)	(1,256)	(1,312)
Income tax-deferred	365	(376)	125
Net income before net (loss)income from equity method investments	11,494	8,190	8,916
Net income(loss) from equity method investments	(235)	(282)	(74)
Net income	11,259	7,908	8,842
Net loss attributable to noncontrolling interest	77	40	-
Net income attributable to China Digital TV Holding Co., Ltd shareholders	$11,336	$7,948	$8,842

Net income per share:
Basic	$0.19	$0.14	$0.15
Diluted	$0.19	$0.13	$0.15

Weighted average shares used in computation:
Basic	58,949,755	58,843,619	58,255,507
Diluted	59,115,987	59,008,607	58,812,265

China Digital TV Holding Co., Ltd.
Unaudited Condensed Consolidated Balance Sheets
( in U.S. dollars in thousands )

	June 30,	December 31,
ASSETS	2011	2010
Current assets:
Cash and cash equivalents	$104,627	$148,944
Restricted cash	54,594	16
Bank deposit maturing over three months	43,475	41,667
Short-term investment	19,533	26,984
Notes receivable	3,300	2,387
Accounts receivable, net	30,113	24,214
Inventories	3,872	3,001
Prepaid expenses and other current assets	10,359	12,063
Deferred costs-current	678	323
Deferred income taxes - current	1,125	941
Total current assets	271,676	260,540
Property and equipment, net	2,250	2,329
Intangible assets, net	562	675
Goodwill	527	516
Long-term investments - equity method investments	8,369	8,824
Deferred costs-non-current	394	515
Deferred income taxes - non-current	166	243
Total assets	283,944	273,642

LIABILITIES AND EQUITY
Current liabilities:
Short-term loan	55,193	-
Accounts payable (of which $1,686 and $1,074 as of June 30, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	1,789	1,540
Accrued expenses and other current liabilities (of which $3,392 and $3,503 as of June 30, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	6,759	8,848
Dividend payable (of which nil as of June 30, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	33,172	77,333
Deferred revenue - current (of which $6,236 and $5,240 as of June 30, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	7,228	5,904
Income tax payable (of which $190 and $189 as of June 30, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	616	220
Deferred income taxes - current (of which nil as of June 30, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	98	-
Total current liabilities	104,855	93,845
Deferred revenue-non-current (of which $563 and $777 as of June 30, 2011 and December 31, 2010 belonging to the consolidated VIE without recourse to the Company, respectively)	563	777
Deferred income taxes - non-current	-	-
Total Liabilities	105,418	94,622

Minority interest	$5,714	520

Equity:
Ordinary shares	29	29
Additional paid-in capital	121,820	118,799
Statutory reserve	17,324	17,324
Accumulated profit	15,056	28,788
Accumulated other comprehensive income	18,583	13,560
Total equity	172,812	178,500

TOTAL LIABILITIES AND EQUITY	$283,944	$273,642

Reconciliation of Non-GAAP Measures

Non-GAAP net income attributable to China Digital TV Holding Co., Ltd. shareholders excludes certain non-cash expenses, including share-based compensation expenses, amortization of acquired intangible assets from business acquisitions and equity method investments, impairment loss of cost method investment and withholding tax expenses. The Company believes that these Non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance and liquidity by excluding certain non-cash expenses that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to this additional information in assessing the Company’s performance and when planning and forecasting future periods.

	For the three months ended
	June 30,	March 31,	June 30,
	2011	2011	2010
	(in U.S. dollars, in thousands)
Net income attributable to China Digital TV Holding Co.，Ltd shareholders - GAAP	$11,336	$7,948	$8,842
Share-based compensation	1,156	462	263
Amortization of acquired intangible assets from business acquisitions and equity method investments	105	104	15
Net income attributable to China Digital TV Holding Co.，Ltd shareholders - Non-GAAP	$12,597	$8,514	$9,120